EXHIBIT 9

October 29, 1999

Merrill Lynch Municipal Bond Fund, Inc.

800 Scudders Mill Road
Plainsboro, NJ 08536

Ladies and Gentleman:

We have acted as counsel for Merrill Lynch Municipal Bond Fund, Inc., a corporation organized under the laws of the State of Maryland (the “Fund”). This opinion is being delivered to you in connection with the filing of a post-effective amendment (the “Post-Effective Amendment”) to the Fund’s registration statement under the Securities Act of 1933 and the Investment Company Act of 1940 on form N-1A (File Nos. 2-57354 and 811-2688), as amended (together with the “Post-Effective Amendment”, the “Registration Statement”).

We have examined and are familiar with the Articles of Incorporation of the Fund, the By-Laws of the Fund and such other documents as we have deemed relevant to the matters referred to in this opinion. As to matters in the following opinion governed by the laws of the State of Maryland, we have relied on an opinion of Brown & Wood L.L.P., special Maryland counsel to the Fund.

Based upon the foregoing, in our opinion, the shares of Common Stock of the Fund being registered under the Registration Statement have been duly authorized for issuance by the Fund, and upon issuance and delivery as described in the Registration Statement, such shares will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus and statement of additional information constituting parts thereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ ROGERS & WELLS LLP